August 20, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Laura Nicholson, Special Counsel

Re:                        Tribune Publishing Company
Registration Statement on Form S-3
Filed August 12, 2015
File No. 333-206327

Dear Ms. Nicholson:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, I am writing this letter on behalf of Tribune Publishing Company (the “Company”) to request that the Securities and Exchange Commission (the “Commission”) declare the above-captioned registration statement effective at 4:00 p.m., August 24, 2015, or as soon as practicable thereafter.

The Company acknowledges that:

•                 should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                 the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                 the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

August 20, 2015

We request that we be notified of such effectiveness by a telephone call to Andrew B. Moore of Perkins Coie LLP, the Company’s counsel, at (206) 359-8649, or in his absence, Becky Marquez at (213) 237-7211, and that such effectiveness also be confirmed in writing.

Sincerely,

/s/ Julie K. Xanders

Julie K. Xanders
EVP, General Counsel

cc:	Stewart Landefeld
Andrew B. Moore
Perkins Coie LLP